FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934


                                      For:
                         News  release  of June 22 and May 29,  2001;
         Notice of 2001 Annual Meeting of Shareholders/Proxy Statement;
                                   Proxy Card



                           NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)

                             Suite 4, 9/F, Tower 1,
                     China Hong Kong City, 33 Canton Road,
                            TST, Kowloon, Hong Kong





NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN



                            NAM TAI ELECTRONICS, INC.
                         ANNUAL MEETING OF SHAREHOLDERS

VANCOUVER, CANADA June 22, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today held its annual meeting of shareholders in San Francisco where shareholders approved the election of the nominated slate of directors. Nam Tai's newly appointed Chief Executive Officer, Mr. Toshiaki Ogi's name, at his request, was withdrawn from the slate of director nominees as he would wish a full year to show his contribution to the Company before becoming a director. Shareholders also approved the adoption of the Company's 2001 Stock Option Plan.

SECOND QUARTER DIVIDEND

Nam Tai will pay its second quarter dividend of $0.10 per share on or before July 21, 2001 to shareholders of record at the close of business on July 1, 2001.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.





NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN



            NAM TAI ELECTRONICS, INC. WINS ERICSSON AS NEW CUSTOMER

VANCOUVER, CANADA May 29, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced Ericsson as a new customer. Ericsson has requested Nam Tai to manufacture a digital camera accessory product, model CommuniCam MCA-10, for use with GSM and GPRS mobile phones. Production is scheduled to commence in the third quarter.

Ericsson is the world's leading supplier in telecommunications with the largest customer base, including the world's top 10 operators. Ericsson provides total solutions covering everything from systems and applications to mobile phones and other communications tools.

By producing this type of mobile phone peripheral product for Ericsson Nam Tai can demonstrate its high quality, low cost manufacturing capabilities to one of the world's leading telecommunication providers. The addition of Ericsson shows Nam Tai success in diversifying both its product mix and customer base into the telecommunication sector of the electronics industry.

According to AC Nielsen, digital image capturing products are expected to be one of the most popular consumer electronics devices in the next 12 months. Nam Tai's success in winning a contract from Ericsson to manufacture a digital camera accessory for mobile phones illustrates Nam Tai's ability to compete in this growth market segment of the electronics industry.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.





                            NAM TAI ELECTRONICS, INC.

                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  JUNE 22, 2001


     The Annual Shareholders Meeting of Nam Tai Electronics, Inc. (the "Company") will be held at the Mandarin Oriental, San Francisco in Library II on the 2nd Floor at 222 Sansome Street, San Francisco, California on Friday, June 22, 2001, at 11:30 a.m. PST for the following purposes:

     1. To elect eight (8) members of the Board of Directors to serve for the ensuing year;

     2. To approve the adoption of the Company's 2001 Stock Option Plan (the "new Stock Option Plan") covering options to purchase up to 1,000,000 common shares of the Company. A copy of the Stock Option Plan is attached as Exhibit A to the proxy statement accompanying this notice;

     3. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only holders of common shares of record at the close of business on May 1, 2001 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.


                               By order of the Board of Directors,


                                      /s/ SHIGERU TAKIZAWA
                              -------------------------------------
                                         Shigeru Takizawa
                                Chairman of the Board of Directors


Dated May 15, 2001
Hong Kong




                            NAM TAI ELECTRONICS, INC.

                             Suite 4., 9/F., Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong

                                PROXY STATEMENT
               Meeting at 11:30 a.m. PST on Friday, June 22, 2001


     Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Friday, June 22, 2001 at Mandarin Oriental, San Francisco in Library II on the 2nd Floor at 222 Sansome Street, San Francisco, California at 11:30 a.m. PST. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the eight (8) nominees for director named herein and for approval to adopt the new Stock Option Plan. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Chairman of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

     The Company's annual report, including financial statements for its fiscal year ended December 31, 2000, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

     The Company's annual report on Form 20-F for the year ended December 31, 2000, as filed with the United States Securities and Exchange Commission, is available without charge upon written request from the Company's Investor
Relations Representative, Pan Pacific I.R. Ltd. at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2. The Company's annual report on Form 20-F and other documents filed or submitted to the United States Securities and Exchange Commission (the "SEC") are also available from the SEC's website at http://www.sec.gov.

     Holders of common shares of record at the close of business on May 1, 2001 will be entitled to vote at the Meeting and there were 10,186,940 common shares outstanding at that date. No business shall be transacted at any Annual Meeting of Shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the outstanding common shares. The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; and FOR the approval of the Company's Stock Option Plan.


                                 PROPOSAL NO. 1
                              ELECTION OF DIRECTORS

     The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders and until their successors take office or until their death, resignation or removal. The number of directors currently authorised by Nam Tai's by-laws is not less than one nor more than eight.

     Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the nominees named below, all of whom, with the exception of Mr. Joseph Li and Mr. Toshiaki Ogi who have not previously served as directors, are now members and constitute the Company's Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgement.

                        INFORMATION CONCERNING NOMINEES

     Information concerning the nominees based on data provided by them is set forth below:

     SHIGERU TAKIZAWA, 61. Mr. Takizawa joined the Company in September 1998 in the positions of President and Chief Executive Officer after a forty-year career with Toshiba Corporation holding various senior management and executive positions. In March 2001, he assumed the position of Chairman of the Company, succeeding Mr. Murakami. In this position he continues to be responsible for the management and direction of all business operations and technological development of the Nam Tai Group of companies.

     TADAO MURAKAMI, 57. Mr. Murakami has served the Company in various executive capacities since 1984. He became a Director of the Company in December 1989. From June 1989 to July 1994, Mr. Murakami was employed as the President of the Company's Hong Kong subsidiary, following which he succeeded Mr. Koo as President of the Company. In June 1995, he became the Company's Chief Executive Officer. From September 1998 until March 1, 2001, Mr. Murakami served the Company as Chairman of the Board. Thereafter he was appointed and now serves as Chief Marketing Officer of the Company and remains in charge of the manufacturing and marketing operations of the Company.

     M. K. KOO, 57. Mr. Koo served as Chairman of the Board of Nam Tai and its predecessor companies since inception until assuming the position of Senior Executive Officer, Corporate Strategy, Finance and Administration in September 1998. He was the Chief Executive Officer of the Company until June 1995.

     TOSHIAKI OGI, 60. Mr. Ogi joined Nam Tai in February 2001 and assumed the position of Chief Executive Officer on March 1, 2001. Prior to joining Nam Tai, Mr. Ogi was a Senior Director for Toshiba Battery Co., Ltd., Nam Tai's joint venture partner in its rechargeable battery pack business. Mr. Ogi has 35 years of sales and marketing experience with Toshiba Corp.

     JOSEPH LI, 50. Mr. Li, co-founder, Chairman, and Managing Director of the J.I.C. Group of companies (acquired by Nam Tai in October 2000) was promoted to the position of President of Nam Tai effective March 1, 2001. Mr. Li has directed JIC's business development since founding JIC in 1980.

     CHARLES CHU, 44. Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's Audit Committee.

     STEPHEN SEUNG, 54. Mr. Seung was appointed a Director of Nam Tai in 1995. He is an attorney and Certified Public Accountant and has been engaged in the private practice of law and accounting in New York since 1981. Mr. Seung serves on Nam Tai's Audit Committee and is its authorised agent in the United States.

     PETER R. KELLOGG, 58. Mr. Kellogg is a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States. Mr. Kellogg is also Chairman of the Ziegler Companies. Mr. Kellogg serves on Nam Tai's Audit Committee.

     There is no family relationship among any of the named directors. No arrangement or understanding exists between any director or any other persons pursuant to which any director was elected as a director of the Company.

                     COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid by Nam Tai and its subsidiaries during the year ended December 31, 2000 to all directors and officers as a group for services in all capacities was approximately $2,294,000.

     Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition, they are reimbursed for all reasonable expenses incurred in connection with services as a director.

                             CONTROL OF THE COMPANY

     The following table sets forth, as of May 1, 2001, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the directors and senior management of the Company who beneficially own common shares.




                                          Beneficial (1) ownership

Name                                       Number            Percent
-----------------------------------      ------------      ----------
M. K. Koo                                 3,237,981   (2)     29.0%
Peter R. Kellogg                          1,457,600   (3)     13.9%
I.A.T. Reinsurance Syndicate Ltd.         1,300,000   (3)     12.8%
Ivan Chui                                 1,061,087   (4)     10.4%
Joseph Li                                 1,061,087   (5)     10.4%
Tadao Murakami                              932,249   (6)      8.9%
Y.C. Chang
                                             60,000   (7)         *
Shigeru Takizawa                             55,000   (7)         *
Hidekazu Amishima
                                             30,000   (7)         *

Karene Wong                                  45,000   (7)         *
Stephen Seung
                                             20,000   (8)         *
Mamoru Koike
                                             18,000   (7)         *
Charles Chu
                                             15,000   (9)         *
Lorne Waldman                                21,000  (10)         *

---------
      *   Less than 1%.


     (1) Pursuant to the rules of the United States Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

     (2) Includes publicly traded warrants to purchase 926,850 common shares and options to purchase 50,000 common shares exercisable within 60 days of May 1, 2001.

     (3) Mr. Kellogg holds directly 152,600 common shares and options to purchase 5,000 common shares exercisable within 60 days of May 1, 2001, and indirectly, through I.A.T. Reinsurance Syndicate Ltd, 1,000,000 common shares and warrants to purchase 300,000 common shares within 60 days of May 1, 2001. I.A.T. Reinsurance Syndicate Ltd., is a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

     (4) Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control. These are the same shares shown in the table for Joseph Li.

     (5) Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control. These are the same shares shown in the table for Ivan Chui.

     (6) Includes publicly traded warrants to purchase 175,094 common shares and options to purchase 90,000 common shares, each exercisable within 60 days of May 1, 2001.

     (7) Consists of options to purchase common shares exercisable within 60 days of May 1, 2001.

     (8) Includes options to purchase 5,000 common shares exercisable within 60 days of May 1, 2001, publicly traded warrants to purchase 4,000 common shares, and 10,000 common shares which are registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.

     (9) Includes options to purchase 5,000 common shares exercisable within 60 days of May 1, 2001.

     (10) Includes options to purchase 18,000 common shares exercisable within 60 days of May 1, 2001.

                                STOCK OPTIONS

     On August 18, 1993, the Board of Directors of the Company adopted the 1993 Stock Option Plan (the "1993 Plan"). The Board has amended the 1993 Plan since then and as amended through April 24, 2000 the 1993 Plan provides for the grant to employees, officers, directors who are employees of the Company and consultants of options to purchase up to cumulative aggregate of 1,425,000 shares of common stock of the Company. In the case of directors who are not employees of the Company ("Independent Directors"), the 1993 Plan provides for options to purchase 5,000 shares of the Company to be granted annually to each Independent Director at their election to the Board of Directors at the Annual Meeting of Shareholders. Options granted to Independent Directors must be granted with an exercise at no less than 100% of the fair market value at the date of grant and it is the policy of the Company to grant options to all participants under the 1993 Plan at an exercise of no less than 100% of the fair market value at the date of grant.

     As of May 1, 2001 there were outstanding options to purchase an aggregate of 597,853 shares of the Company under the Company's 1993 Plan and 11,780 were reserved for future issuance under it. Of the outstanding options, 300,000 are exercisable at a price of $13.875 until January 31, 2003; 15,000 are exercisable at a price of $16.375 until June 8, 2003; 5,000 are exercisable at a price of $14.81 expiring July 31, 2003, and 277,853 are exercisable at a price of $13.94 until March 16, 2004. A total of 416,000 options are held by executive officers and directors of the Company. The remaining options are held by employees.

                     INFORMATION CONCERNING AUDIT COMMITTEE

     The Audit Committee consists of Mr. Peter R. Kellogg, Mr. Stephen Seung and Mr. Charles Chu. The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports.


                                   PROPOSAL 2

         TO APPROVE THE ADOPTION OF THE COMPANY'S 2001 STOCK OPTION PLAN COVERING OPTIONS TO PURCHASE UP TO 1,000,000 COMMON SHARES OF THE COMPANY.


     The Board of Directors believes that the selective use of stock options is an effective means of attracting, motivating and retaining employees and that the availability of the number of shares covered by the new Stock Option Plan, as proposed for adoption, is essential to the success of the Company. The Board of Directors recommends that the shareholders approve the adoption of the proposed 2001 Stock Option Plan (the "new Stock Option Plan"). THE AFFIRMATIVE VOTES OF A MAJORITY OF ALL SHARES OF THE COMPANY PRESENT AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE NEW PLAN.

     The summary of the provisions of the new Stock Option Plan, which follows, is not intended to be complete. A copy of the new Stock Option Plan, as approved by the Board, is annexed to this proxy statement as Exhibit A.

             SUMMARY OF THE PROVISIONS OF THE NEW STOCK OPTION PLAN

     The primary purpose of the new Stock Option Plan is to promote the growth and general prosperity of the Company and its subsidiaries. The Board of Directors of the Company believes that the new Stock Option Plan will help the Company attract and retain the best available persons for positions of substantial responsibility, provide employees, directors, consultants and advisors with an additional incentive to contribute to the success of the Company and its subsidiaries and promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

     The maximum number of common shares that may be issued pursuant to the exercise of options granted under the new Stock Option Plan is 1,000,000 shares, provided, however, that except in connection with acquisitions, at no time shall there be any options granted under the new Stock Option Plan at any time when the total number of common shares covered by outstanding options granted under the new Stock Option Plan and all other compensatory stock option plans of the Company, the primary purpose of which is to benefit employees or directors of the Company, exceed ten percent (10%) of the then outstanding common shares of the Company (the "Ten Percent Limit"). If any options expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to the options shall again be available for further grants under the new Stock Option Plan.

     The Stock Option Plan is administered by the Company's Board of Directors (the"Board") or a Committee of the Board, consisting of not less than three directors (the "Committee"). Subject to the express provisions of the new Stock Option Plan, the Board or the Committee, if so appointed, has complete authority, in its discretion, to determine those persons (hereinafter referred to as"participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board or the Committee, if so appointed, also has the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board or the Committee, if so appointed, may take into account the nature of the services rendered by respective particpants, their present and potential contributions to the success of the Company or its subsidiaries and such other factors as the Board in its discretion shall deem relevant.

     Subject to the express provisions of the new Stock Option Plan, the Board also has complete authority to interpret the new Stock Option Plan, to prescribe, amend and rescind rules and relations relating to the new Stock Option Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the new Stock Option Plan. The determinations of Board of Directors or the Committee, if so appointed, on these matters is conclusive.

     Except for an annual grant to directors of options to purchase up to 5,000 common shares, an option may be granted under the new Stock Option Plan only to officers or other key employees, consultants or advisors of the Company and of its present and future subsidiary corporations. Annual grants of options to directors under the new Stock Option Plan shall be granted only to the extent they have not been granted under other compensatory stock option plans of the Company. The granting of an option to any participant does not confer upon the participant any right to continue in the employ of, or other relationship with, the Company or of any such subsidiary and does not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment or relationship of the participant at any time.

     Except in the case of options granted to directors, the Board or the Committee, if so appointed, determines the option price at the time the option is granted which generally must be at least equal to the fair market value of the common shares on the date of the grant as is reasonably determined by the Board. While the Board of Directors or the Committee, if so appointed, has complete and sole discretion in determining the option price and it is the policy of the Company not to grant options that are exercisable at less than 100% of the fair market value of the common stock on the date of grant as shall reasonably be determined by the Board of Directors or the Committee, if so appointed, except in the most unusual circumstances as shall be determined by the Board of Directors or the Committee, if so appointed, at the time of specific grants. There is no such discretion in the annual grants of directors options to directors; the option price of directors options must be equal to 100% of the fair market value of the shares on the date of grant and the Directors Options have a term of three years, subject to earlier termination as provided for optionees generally.

     An option shall be considered granted on the date the Board of Directors or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board of Directors or the Committee, if so appointed, shall specify. The Board of Directors, without approval of the shareholders may terminate the new Stock Option Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the new Stock Option Plan.

     The term of each option granted under the new Stock Option Plan (other than annual options to directors (as discussed above) will be for such period not exceeding ten (10) years as the Board or the Committee, if so appointed, shall determine. The options are subject to earlier termination in the event the Company is acquired.

     If the Company succeeds to the business of another corporation through a merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the new Stock Option Plan to option holders of such corporation or its subsidiaries, in substitution for options or rights to purchase stock of such corporation held by them at the time of succession. In this event only, the Ten Percent Limit may be exceeded.

     Each option granted under the new Stock Option Plan is exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the new Stock Option Plan, the Board or the Committee, if so appointed, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to the Company in U.S. dollars (or the Hong Kong dollar equivalent) of the amount of the option purchase price for the number of common shares with respect to which the option is then exercised.

     Options under the new Stock Option Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant. Options granted pursuant to the new Stock Option Plan shall be evidenced by stock option agreements in such form, as the Board or the Committee, if so appointed, shall adopt from time to time.

     In the event that a dividend shall be declared upon the common shares of the Company payable in common shares of the Company the number of common shares then subject to any such option and the number of shares reserved for issuance pursuant to the new Stock Option Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding common shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, then there shall be substituted for each common share reserved for issuance upon exercise of options pursuant to the new Stock Option Plan, the number and kind of shares of stock or other securities into which each outstanding Common Share shall be so changed or for which each such share shall be exchanged. In the event there shall be any other change in the number or kind of outstanding common shares of the Company or of any stock or other securities into which such common shares shall have been changed or for which it shall have been exchanged, then if the Board or the Committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the new Stock Option Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board or the Committee, if so appointed, and shall be effective and binding for all purposes of the new Stock Option Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities so substituted or adjusted shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution shall require the Company to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

     The Board of Directors, without approval of shareholders, may amend from time to time the new Stock Option Plan in such respects, as the Board may deem advisable. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the new Stock Option Plan. Further, the Board may not, without shareholder approval, amend the new Stock Option Plan to (i) increase the maximum aggregate number of shares which may be optioned and sold, (ii) change the manner of determining the option price or, except for adjustments resulting from stock dividends, stock splits, recapitalizations, reorganizations and similar events, permit the reduction of the option price of an outstanding option, (iii) change the classes of persons eligible to receive options or (iv) grant any options to directors otherwise than as expressly set forth in the new Stock Option Plan.

                                 OTHER BUSINESS

     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.


                                By order of the Board of Directors,


                                      /s/ SHIGERU TAKIZAWA
                              --------------------------------------
                                         Shigeru Takizawa
                                Chairman of the Board of Directors



Dated May 15, 2001
Hong Kong





Exhibit A

                             2001 STOCK OPTION PLAN
                                       OF
                            NAM TAI ELECTRONICS, INC.


1.       PURPOSE

The purpose of the Nam Tai Electronics, Inc. 2001 Stock Option Plan (the "Plan") is to promote the growth and general prosperity of Nam Tai Electronics, Inc. (the "Company") and its subsidiaries. The granting of options will help the Company attract and retain the best available persons for positions of substantial responsibility and will provide employees, directors, consultants and advisors with an additional incentive to contribute to the success of the Company and its subsidiaries. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

2.       EFFECTIVE DATE OF THE PLAN

The Plan shall become effective on May 4, 2001, the date originally adopted by the Board of Directors; provided, however, that no options may be granted under this plan to any officer or director of the Company unless and until the Plan has been approved by holders of the outstanding common shares of the Company.

3.       STOCK SUBJECT TO PLAN

The maximum number of common shares that may be issued pursuant to the exercise of options granted under the Plan is one million shares (1,000,000) subject to the adjustments provided in paragraph 16 below. One million of the authorized but unissued common shares of the Company as of May 4, 2001 will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in paragraph 14 below; provided, however, that the number of such authorized but unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding stock has been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan; and provided, further, however, that, subject to the provisions of Section 12 hereof, at no time shall there be any options granted under this Plan at any time when the total number of common shares covered by outstanding options granted under this Plan and all other compensatory stock option plans of the Company, the primary purpose of which is to benefit employees or directors of the Company, exceed ten percent (10%) of the then outstanding common shares of the Company. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

4.       ADMINISTRATION

The Board of Directors or a Committee referred to in paragraph 5 (hereinafter referred to as the "Committee") shall administer the Plan. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees, directors, consultants and advisors (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board of Directors or the Committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment, directorship or consultancy of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board of Directors or the Committee, if so appointed, may take into account the nature of the services rendered by respective participants, their present and potential contributions to the success of the Company or its subsidiaries, and such other factors as the Board of Directors or the Committee, if so appointed, in its discretion shall deem relevant. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if so appointed, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and relations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. The determinations of Board of Directors or the Committee, if so appointed, on the matters referred to in this paragraph 4 shall be conclusive.

5.       COMMITTEE

The Committee, if so appointed, shall consist of not less than three members of the Board of Directors of the Company. The Committee, if so appointed, shall be appointed from time to time by the Board of Directors, which may from time to time appoint members of the Committee in substitution for members previously appointed and may fill vacancies, however caused, in the Committee. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by at least a majority of its members. Any decision or determination reduced to writing and signed by all of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee shall also have express authorization to hold Committee meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

6.       ELIGIBILITY; DIRECTORS' OPTIONS

(a) Except for an annual grant of options to directors as provided in Section 6(b) below, an option may be granted under the Plan only to officers or other key employees, consultants or advisors of the Company and of its present and future subsidiary corporations.

(b) At each annual meeting of shareholders, each independent director elected at the meeting shall thereupon be granted options to purchase 5,000 shares
("Directors' Options"). Such Directors Options shall be granted only to the extent they have not been granted under other compensatory stock option plans of the Company. The option price of Directors Options shall be equal to 100% of the fair market value of the shares on the date of grant and the Directors Options shall have a term of three years, subject to earlier termination as provided for Optionees generally under "Exercise of Options."

(c) The granting of an option to any participant shall not confer upon that participant any right to continue in the employ, directorship, consultancy or other relationship of or with the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment, consultancy or other relationship of the participant at any time.

7.       OPTION PRICE

Except with respect to Directors Options, the Board of Directors or the Committee, if so appointed, in its discretion, will determine the option price at the time the option is granted. While the Board of Directors or the Committee, if so appointed, shall have complete and sole discretion in determining the option price and it shall be the policy of the Company not to grant options that are exercisable at less than 100% of the fair market value of the common stock on the date of grant as shall reasonably be determined by the Board of Directors or the Committee, if so appointed, except in the most unusual circumstances as shall be determined by the Board of Directors or the Committee, if so appointed, at the time of specific grants. Unless such action is approved by shareholders or results from adjustments pursuant to Section 16 of the Plan, the option price applicable to any outstanding option shall not be reduced.

8.       DATE OF OPTION GRANT

An option shall be considered granted on the date the Board of Directors or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board of Directors or the Committee, if so appointed, shall specify.

9.       TERM OF PLAN

The Board of Directors, without further approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

10.      TERM OF OPTIONS

The term of each option granted under the Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Board of Directors or the committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under "exercise of options."

11.      RULES APPLICABLE TO CERTAIN DISPOSITIONS

(a) Notwithstanding the foregoing provisions of Section 10, in the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, each option (whether or not then exercisable by its terms) shall become immediately exercisable with respect to the full number of shares subject to that option during the period commencing as of the date of execution of such agreement and ending as of the earlier of:

(i) the expiration date of the option; or

(ii) the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

The exercise of any option that was made exercisable solely be reason of this Subsection 11(a) shall be conditioned upon the consummation of the disposition of assets or stock under the above referenced agreement. Upon the consummation of any such disposition of assets or stock, this Plan and any unexercised options issued hereunder (or any unexercised portion thereof) shall terminate and cease to be effective.

(b) Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

(i) any unexercised installments of any option that had become exercisable solely by reason of the provisions of Subsection 11(a) shall again become unexercisable as of said termination of such agreement, and

(ii) the exercise of any option that had become exercisable solely by reason of this Subsection 11(a) shall be deemed ineffective and such option installments shall again become unexercisable as of said termination of such agreement.

(c) Notwithstanding the provisions set forth in Subsection 11(a), the Board of Directors or the committee, if so appointed, may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the "surviving corporation"), arrange for the optionee to receive upon surrender of optionee's option a new option covering shares of the surviving corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new option immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the surviving corporation shall not be no more than the excess of the aggregate fair market value of all shares subject to the old option immediately before consummation of such disposition of stock or assets over the aggregate option price of such shares of the Company, and the new option shall not give the optionee additional benefits which such optionee did not have under the old option or deprive the optionee of benefits which the optionee had under the old option. If such substitution of options is effectuated, the optionee's rights under the old option shall thereupon terminate.

12.      MERGERS AND ACQUISITIONS

If the Company at any time should succeed to the business of another corporation through a merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the Plan to option holders of such corporation or its subsidiaries, in substitution for options or rights to purchase stock of such corporation held by them at the time of succession. The Board of Directors or the committee, if so appointed, shall have sole and absolute discretion to determine the extent to which such substitute options shall be granted (if at all), the person or persons within the eligible group to receive such substitute options (who need not be all option holders of such corporation), the number of options to be received by each such person, the option Price of such option, and the terms and conditions of such substitute options. The provisions of the second proviso of the second sentence of Section 3 shall not be applicable to such substituted options.

13.      EXERCISE OF OPTIONS

Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board of Directors or the committee, if so appointed, shall have complete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to Company in U.S. dollars or the Hong Kong dollar equivalent of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

14.      NONTRANSFERABILITY

Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

15.      AGREEMENTS

Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form, as the Board of Directors or the committee, if so appointed, shall from time to time adopt.

16.      ADJUSTMENT OF NUMBER OF SHARES

In the event that a dividend shall be declared upon the common shares of the Company payable in common shares of the Company the number of common shares then subject to any such option and the number of shares reserved for issuance pursuant to the Plan but not yet covered by an option, shall be adjusted by adding to each such share the number of shares which would be distributable thereon if such share had been outstanding on the date fixed for determining the shareholders entitled to receive such stock dividend. In the event that the outstanding common shares of the Company shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company, whether through recapitalization, stock split-up, combination of shares, then there shall be substituted for each common share reserved for issuance pursuant to the Plan or outstanding option, the number and kind of shares of stock or other securities into which each outstanding common share shall be so changed or for which each such share shall be exchanged. In the event there shall be any change, other than as specified above in this Section in the number or kind of outstanding common shares of the Company or of any stock or other securities into which such common shares shall have been changed or for which it shall have been exchanged, then if the Board of Directors or the committee, if so appointed, shall in its sole discretion determine that such change equitably requires an adjustment in the number or kind of shares theretofore reserved for issuance pursuant to the Plan, but not yet covered by an option and of the shares then subject to an option or options, such adjustment shall be made by the Board of Directors or the committee, if so appointed, and shall be effective and binding for all purposes of the Plan and of each stock option agreement. The option price in each stock option agreement for each share of stock or other securities substituted or adjusted as provided for in this paragraph shall be determined by dividing the option price in such agreement for each share prior to such substitution or adjustment by the number of shares or the fraction of a share substituted for such share or to which such share shall have been adjusted. No adjustment or substitution provided for in this paragraph shall require the Company in any stock option agreement to sell a fractional share, and the total substitution or adjustment with respect to each stock option agreement shall be limited accordingly.

17.      AMENDMENTS

Except as otherwise provided herein, the Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects, as the board may deem advisable. Notwithstanding the foregoing, the Board of Directors shall not, without shareholder approval, amend the Plan to (i) increase the maximum aggregate number of shares which may be optioned and sold under the Plan, (ii) change the manner of determining the option price or, except for adjustments resulting from the operation of Section 16 of the Plan, permit the reduction of the option price of an outstanding option, (iii) change the classes of persons eligible to receive options under the Plan or (iv) grant any options under the Plan to directors otherwise than as expressly set forth herein. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.


IN WITNESS WHEREOF, the Board of Directors of the Company has adopted this 2001 Stock Option Plan of the Company this 4th day of May, 2001.


                            NAM TAI ELECTRONICS, INC.


                              /s/ SHIGERU TAKIZAWA
                     --------------------------------------
                                Shigeru Takizawa
                       Chairman of the Board of Directors



PROXY    NAM TAI ELECTRONICS, INC. ANNUAL MEETING OF SHAREHOLDERS - JUNE 22, 2001    PROXY
 This Proxy is Being Solicited on Behalf of the Board of Directors of the Company

    The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint MING KOWN KOO, with the power to appoint his substitute, and hereby authorise him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on May 1, 2001 at the Annual Meeting of Shareholders to be held at 11:30 a.m. PST on Friday, June 22, 2001 at The Mandarin Oriental, San Francisco in
Library II on the 2nd floor at 222 Sansome  Street,  San Francisco,  California,
USA, and at any adjournment thereof.

1.  FOR  ___            WITHHOLD AUTHORITY FOR  ___
the election as directors  of the Company of eight (8) persons  listed:  Charles
Chu, Peter R. Kellogg,  Ming Kown Koo, Joseph Li, Tadao Murakami,  Toshiaki Ogi,
Stephen Seung and Shigeru Takizawa.

     (Instruction: To withhold authority to vote for any individual nominee draw a line through the nominee's name above.)

2. FOR ___              AGAINST ___                      ABSTAIN ___
a proposal  adopting the Company's  2001 Stock Option Plan  covering  options to purchase up to 1,000,000 common shares of the Company;

          (The Board of Directors recommends a vote FOR Items 1 and 2)
                  (Continued and to be signed, on reverse side)


3. If the Chairman of the Board is not present by 11:30 a.m. PST in accordance with Regulation 37 of the Company's Articles of Association, I hereby authorise my proxy to choose a chairman for the meeting;

4. In his discretion, the proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.


                                           -------------------------
                                            Number of Shares
Dated:____________________, 2001

                                           -------------------------
                                            Signature of Shareholder


                                           -------------------------
                                            Signature of Shareholder
(Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).





The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.


                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                  /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                            CHIEF FINANCIAL OFFICER


Date:  June 26, 2001